Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number	E-mail Address
212-455-2255	ifert@stblaw.com

July 17, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Scott Stringer; Bill Thompson; Scott Anderegg; Erin Jaskot

Re:

SeaWorld Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 27, 2020
File No. 1-35883
and
Registration Statement on Form S-3
Filed July 2, 2020
File No. 333-239672 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter, dated July 10, 2020, (the “10-K Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed February 27, 2020, and the letter, dated July 13, 2020, (the “S-3 Comment Letter” and, together with the 10-K Comment Letter, the “Comment Letters”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed July 2, 2020.  The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Commission an amendment to the Registration Statement which reflects these revisions.

BEIJING	HONG KONG	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letters and immediately below each comment is the response of the Company with respect thereto.

Form 10-K for the Year Ended December 31, 2019
Consolidated Financial Statements
Notes to Consolidated Financial Statements
15. Commitments and Contingencies
Securities Class Action Lawsuits, page F-31

1.

Regarding the Highfields Capital LLP case disclosed in the last paragraph, please disclose an estimate of the possible loss or a statement that such an estimate cannot be made. Please similarly revise your disclosure in regards to the Consumer Lawsuit disclosed on page F-32.

The Company respectfully advises the Staff that it is in the process of vigorously defending itself in the Highfields Capital LLP (“Highfields”) case and the Consumer Lawsuit.

The Company does not consider its estimate of a possible loss, if any, in connection with the Highfields case to be material to its financial statements.  As disclosed in the Company’s filings with the Commission, the Company believes that the lawsuit is without merit and intends to continue to vigorously defend itself.

Similarly, the Company does not consider the possible loss, if any, in connection with the Consumer Lawsuit to be material to its financial statements. The Company respectfully advises the Staff that the relief sought by the plaintiffs in this case is largely limited to injunctive relief; the monetary damages sought by the plaintiffs are approximately $100, plus attorney fees. As disclosed in the Company’s filings with the Commission, the Company believes that the lawsuit is without merit and intends to continue to vigorously defend itself.

In response to the Staff’s comment, in applicable future filings with the Commission, commencing with its second quarter 2020 Quarterly Report on Form 10-Q, the Company will revise its disclosure relating to the Highfields case to add the following sentence:

While there can be no assurance regarding the ultimate outcome of this lawsuit, the Company believes that any potential loss would not be material.

In addition, in response to the Staff’s comment, in applicable future filings with the Commission, commencing with its second quarter 2020 Quarterly Report on Form 10-Q, the Company will revise its disclosure relating to the Consumer Lawsuit to read substantially as follows:

On April 13, 2015, a purported class action was filed in the Superior Court of the State of California for the City and County of San Francisco against SeaWorld Parks & Entertainment, Inc., captioned Marc Anderson, et. al., v. SeaWorld Parks & Entertainment, Inc. Civil Case No. 15-cv-02172-JSW, (the “Anderson Matter”).  The putative class consisted of all consumers within California who, within the past four years, purchased tickets to SeaWorld San Diego.  The complaint (as amended) alleges causes of action under the California False Advertising Law, California Unfair Competition Law and California CLRA.  The complaint seeks restitution, equitable relief, attorneys’ fees and costs.

On May 23, 2018, the plaintiffs represented to the Court that they would not be filing a motion for class certification.  The case is no longer a class action.  It continues to be prosecuted by certain plaintiffs for individual restitution in a nominal amount and injunctive relief.

The Court bifurcated the trial of the case into two phases: the plaintiffs’ standing to sue and the merits of their claims.  Before the first phase of the trial, plaintiff Anderson dismissed all claims against the Company.  The standing trial with regard to the remaining plaintiffs took place in March of 2020. The Court took the matter under advisement and has not yet ruled.  The Court has vacated the dates for the trial on the merits which was previously scheduled for April 27, 2020.  If the Court rules that the remaining plaintiffs have no standing to sue, judgment will be entered in favor of the Company.  If the Court rules they have standing, the case will proceed with the second phase of the trial.

The Company believes that the lawsuit is without merit and intends to defend the lawsuit vigorously.  While there can be no assurance regarding the ultimate outcome of this lawsuit, the Company believes any such potential loss would not be material.

The Company respectfully advises the Staff that it continues to monitor both matters and will revise its disclosure in its future filings if the Company then considers the potential losses to be material or if other developments in the Highfields case or Consumer Lawsuit warrant additional disclosure.

Form S-3 filed July 2, 2020
Exclusive Forum, page 12

1.

We note that the forum selection in your articles provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations under it.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of Amendment No. 1 to the Registrations Statement.  In addition, the Company respectfully advises the Staff that it will include substantially similar disclosure in its applicable filings with the Commission going forward.

General

2.

We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2019. Please note that we will not be in a position to act on a request to accelerate the effective date of this Form S-3 until we have completed our review of your Form 10-K.

The Company respectfully advises the Staff that it responded to the Staff’s outstanding comments on Form 10-K as set forth above.

***

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 455-2255 or ifert@stblaw.com.

Sincerely,

/s/ Igor Fert

Igor Fert

cc:	SeaWorld Entertainment, Inc.

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